

August 16, 2012

<u>Via Email</u>
Mr. John Jung Yong Lee
Chief Executive Officer
Leo Motors, Inc.
1291-1 Hasangok-dong
Hanam City, Gyeonggi-do
Republic of Korea 465-250

> **Re: Leo Motors, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 15, 2012**
> **File No. 000-53525**

Dear Mr. Lee:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please revise to clarify the statement that "the decision to appoint Scrudato and dismiss HJ were approved by the Board of Directors of the Company." In this regard, it is unclear who "HJ" is given that you refer to your prior auditor, Stan Jeong-Ha Lee as "SL."

2. Please revise the second paragraph to disclose if there were any disagreements with the prior auditor through the interim period. The interim period being through the date of dismissal (i.e. August 14, 2012).

3. We refer to your third paragraph. It is unclear whether you have had consultations with Scrudato during the last two fiscal years and interim period through the date of hire (i.e. August 14, 2012) concerning the application of accounting principles to a specified

transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant's financial statements, as well as whether there were any discussions with Scrudato concerning any matter that was either the subject of a disagreement or a reportable event. Please refer to Item 304(a)(2) of Regulation S-K and revise to explicitly state whether any such consultations with Scrudato occurred. Your response and revised should include detailed disclosure concerning the discussions held, if any, the dates of such discussions, and the subject matter of review in such consultations. Tell us, and revise to disclose all information required Item 304(a)(2)(ii) of Regulation S-K regarding such discussions. We may have further comment upon receipt of your response.

4. We note that you have had discussions with Scrudato concerning accounting matters from June 30, 2012 to the present. In this regard, please tell us whether your financial statements as filed in your 10-Q for the quarter ended March 31, 2012 were reviewed by your independent auditor and state which auditor reviewed the report. Please confirm that your financial statements to be filed in your June 30, 2012 10-Q will be reviewed as well.

5. Please tell us the status of your fee dispute with Stan Jeong-Ha Lee, including whether the additional invoice received for $32,642.34 was for new work or was a billing error that has already been paid. To the extent the invoice is valid, please tell us the period for which the work was performed that is currently outstanding.

6. Please amend your Form 8-K to include the required letter from your former auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant